Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
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                                          of the Securities Exchange Act of 1934
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                Public Service Company of New Mexico Commission File No.: 1-6986
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                             Western Resources, Inc. Commission File No.: 1-3523
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                                        Subject Company: Western Resources, Inc.




Dear Fellow Shareholder,

I am pleased to say that 2000 was a very good year for your company. Operating revenues rose more than 40 percent over 1999 levels, to $1.6 billion. Earnings per share in 2000 increased about 26 percent over the previous year, to $2.53 per diluted share.

Last year's growth in revenues and earnings was due to the continued success of our wholesale power marketing efforts. This part of our business has grown substantially every year since 1995, and now accounts for nearly half of PNM total operating revenues.

I know that many of you are concerned about recent developments in California and the potential impact of those events on your company. PNM is not a major participant in the California market, and less than 10 percent of our total power sales are directly into that state. Moreover, we take an active approach to risk management and have strong policies in place to help us understand and minimize our exposure to risk in wholesale trading. As a result, management believes that the financial difficulties of California utilities will have a minimal impact on PNM.

But California is the 800-pound gorilla of the Western market, and what happens there affects all of us throughout the West. Dislocations in that market are likely to continue through this year and beyond until the supply of electricity catches up to demand on the West Coast. We expect that this imbalance will be reflected in continued high prices and volatility in the wholesale market throughout the Western U.S. at least through 2001.

Another effect of California's experience has been to shake public confidence in utility industry deregulation. Although the Legislature is considering a possible delay in the introduction of competition here in New Mexico, we continue to believe that open markets and customer choice will offer significant benefits both to customers and to companies like PNM that are prepared to compete in those new markets. We will continue to work with legislators and regulators to move forward in a way that protects the interests of both customers and shareholders.

PNM remains on course for our proposed acquisition of the electric utility assets of Western Resources in Kansas. We are now in the process of preparing the necessary legal filings, and we will be placing this proposal before shareholders at a special shareholders meeting later this year. I hope you will give this proposal your most careful consideration and your full support.

Thank you for your continued confidence in PNM.

Sincerely,



Jeff Sterba
Chairman, President
And Chief Executive Officer

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements made in this letter that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current expectations and the company assumes no obligation to update this information. Because actual results may differ materially from expectations, the company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including but not limited to rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999 and in other cases now pending or which may be brought before the commission and any action by the New Mexico Legislature to amend or repeal that Act, or other actions relating to restructuring or stranded cost recovery, or federal or state regulatory, legislative or legal action connected with the California wholesale power market, could cause PNM operating revenues and earnings to differ from results forecast in this letter. For a detailed discussion of the important factors affecting PNM, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the year ended December 31, 1999, Form 10-Q for the quarter ended September 30, 2000 and Form 8-K filings with the Securities and Exchange Commission.

Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to:
the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets


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relevant  to the  proposed  transaction,  the  receipt of  regulatory  and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM and
Western  Resources  disclaim  any  obligation  to  update  any   forward-looking
statements as a result of developments occurring after the date of this letter. Readers are referred to PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

Additional Information

In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation

PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on March 9, 2000 and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the Commission on March 29, 2000 and amended on April 3, 2000. Certain


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directors and executive officers of PNM and Western Resources may have direct or indirect  interests in the  transaction due to securities  holdings,  vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction.
Additional   information  regarding  PNM's  and  Western  Resources'  respective
participants  in  the  solicitation   will  be  contained  in  the  joint  proxy
statement/prospectus.

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